SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ----------------------


                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                         ELECTRIC FUEL CORPORATION
-----------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $0.01 Per Share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                284871-10-0
-----------------------------------------------------------------------------
                               (CUSIP Number)


                            Shlomo Heller, Adv.
                          Koor Industries Limited
                21 Ha'arba'ah Street, Tel Aviv 64739, Israel
                        Phone Number: 972-3-623-8420
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                May 17, 2000
-----------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 284871-10-0                        13D


     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KOOR INDUSTRIES LIMITED

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |  |
                                                                 (b) |  |

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              |   |
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           ISRAEL

       NUMBER OF             7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  1,000,000
       OWNED BY
         EACH                8     SHARED VOTING POWER
       REPORTING
        PERSON                     - 0 -
         WITH
                             9     SOLE DISPOSITIVE POWER

                                   1,000,000

                            10     SHARED DISPOSITIVE POWER

                                    - 0 -

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                       |_|

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2%

    14     TYPE OF REPORTING PERSON
           CO




ITEM 1.        SECURITY AND ISSUER.

        This statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Electric Fuel Corporation, a Delaware corporation (the "Issuer"), having its principal executive offices at the Western Industrial Zone, P.O. Box 641, Bet Shemesh 99000, Israel.

ITEM 2.        IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Koor Industries Limited, a company organized under the laws of the State of Israel ("Koor").

        (b) Koor's principal executive offices are at 21 Ha'arba'ah Street, Tel Aviv 64739, Israel.

        (c) Koor is a multi-industry holding company engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in the following core businesses: telecommunications, electronics and agrochemicals and other chemicals. Koor is also involved in tourism, real estate and international trade businesses.

               Annex A lists the name, business address, present principal occupation and citizenship of each director and executive officer of Koor.

               The following entities may be deemed to have a controlling interest in Koor:

               (i) Claridge Israel L.L.C., a limited liability company organized under the laws of the State of Delaware ("Claridge"), with its principal business address being c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022, owns a 29.25% equity interest in Koor; and

               (ii) Anfield Ltd., a company organized under the laws of the State of Israel ("Anfield"), with its principal business address being c/o Herzog, Fox & Neeman, Asia House, 4 Weizmann Street, Tel Aviv 64239, Israel, owns a 5.4% equity interest in Koor.

               Claridge is an investment holding company, which is owned in equal shares by the Charles R. Bronfman Trust and the Charles Bronfman
Trust:

               o Charles R. Bronfman Trust is a United States trust organized under the laws of the State of New York, with its principal purpose and business being to invest in securities and other business interests. The trust's principal business and office address is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022. This trust is primarily for the benefit of Charles R. Bronfman, and Stephen R. Bronfman and his descendants.

               o Charles Bronfman Trust is a United States trust organized under the laws of the State of New York, with its principal business and purpose being to invest in securities and other business interests. The trust's principal business and office address is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022. This trust is primarily for the benefit of Charles R. Bronfman, and Ellen J. Bronfman Hauptman and her descendants.

               Information with respect to the managers and executive officers of Claridge and the trustees of each of the trusts is set forth in Annexes B-1 through B-3 hereto.

               Anfield is an investment holding company, which is wholly owned by and for the benefit of Jonathan Kolber, Koor's Executive Vice Chairman and Chief Executive Officer. Information with respect to the directors and executive officers of Anfield is set forth in Annex C hereto.

        (d) During the last five years neither Koor nor, to the best of Koor's knowledge, any of the other entities or individuals referred to in Annexes A through C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years neither Koor nor, to the best of Koor's knowledge, any of the other entities or individuals referred to in Annexes A through C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    The citizenship of Koor is Israel.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate amount of funds used by Koor in acquiring the 1,000,000 shares of Common Stock referred to in Item 4 below is $10,000,000. Koor used its working capital as the source of the funds.

ITEM 4.        PURPOSE OF TRANSACTION.

        On May 17, 2000, the Issuer and Koor entered into a Common Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Koor purchased 1,000,000 shares of Common Stock at a purchase price of $10.00 per share. The closing of the Purchase Agreement took place on May 17, 2000 (the "Closing"). According to the Purchase Agreement, in the event that the average closing price of Common Stock on The Nasdaq Stock Market for the 30 days ending on the day immediately preceding the date which is six months following the Closing is below $10.00 per share, the Issuer will issue additional Common Stock to Koor for no additional consideration. In no event, however, will the Issuer be required to issue in excess of 481,481 additional shares of Common Stock in satisfaction of its obligations under the Purchase Agreement, except with respect to any stock splits or other recapitalization.

        As a result of the Purchase Agreement, Koor beneficially owns approximately 5.2% of the outstanding Common Stock. The purchase of Common Stock made by Koor pursuant to Purchase Agreement was made primarily for investment purposes.

        In connection with the Purchase Agreement, the Issuer and Koor entered into a Registration Rights Agreement, dated as of May 17, 2000 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that following the Closing, the Issuer will file a registration statement with the Securities and Exchange Commission on Form S-3 to register the Common Stock purchased by Koor under the Purchase Agreement. In addition, under the terms of the Registration Rights Agreement, Koor will be subject to a "lock-up" for several months following the Closing, limiting Koor's ability to dispose of Common Stock.

        The descriptions of the Purchase Agreement and the Registration Rights Agreement set forth herein are only a summary of certain of the provisions of such agreements and are qualified by reference to the text of those agreements which are being filed as exhibits hereto.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) Koor is the direct beneficial owner of 1,000,000 shares of Common Stock or approximately 5.2% of the outstanding shares of Common Stock, based on 19,145,809 outstanding shares of Common Stock.

        (b) Koor has sole voting and dispositive power with respect to the 1,000,000 shares of Common Stock beneficially owned by it.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented by incorporation by reference herein of the information set forth above under Item 4.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

          The following are filed as exhibits hereto:

          Exhibit 1: Common Stock Purchase Agreement, dated May 17, 2000, by and between Electric Fuel Corporation and Koor Industries Limited.

          Exhibit 2: Registration Rights Agreement, dated May 17, 2000, by and between Electric Fuel Corporation and Koor Industries Limited.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   KOOR INDUSTRIES LIMITED


                                   By:  /s/ Shlomo Heller
                                        ------------------------------
                                    Name:  Shlomo Heller
                                    Title: General Counsel of Koor
                                           Industries Limited



Dated: May 30, 2000


                                  ANNEX A

          Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Koor Industries Limited. Unless otherwise indicated, each person identified below is employed by Koor Industries Limited. The principal address of Koor Industries Limited, and unless otherwise indicated below, the current business address for each individual listed below, is 21 Ha'arba'ah Street, Tel Aviv 64739, Israel.


    Name, Position with Koor              Present Principal Occupation
      and Business Address                       or Employment                      Citizenship
--------------------------------    ----------------------------------------    -------------------

1.   Charles R. Bronfman            Director, Co-Chairman and                   Canada
     Chairman of the Board          Chairman of the Executive Committee
     Seagram Building               of The Seagram Company Ltd.
     375 Park Avenue
     New York, NY  10152

2.   Jonathan Kolber                Chief Executive Officer of Koor             Canada and
     Chief Executive Officer                                                    Israel
     and Executive Vice
     Chairman

3.   Danny Biran                    President of Koor                           Israel
     President

4.   Andrew Hauptman                Businessman                                 United States
     Director
     14 Walpole Street
     London SW34QP
     England

5.   Samuel Minzberg                President and Chief Executive Officer       Canada
     Director                       of Claridge Inc. (Investments)
     Claridge Inc.
     1170 Peel Street
     Montreal
     Quebec H3B4P2
     Canada

6.   Eli Hurvitz                    President of Teva Pharmaceutical            Israel
     Director                       Industries Ltd.
     5 Bazel Street
     Kiriat Arieh
     Petah Tiqva 49131
     Israel

7.   Joseph Dauber                  Joint General Manager of Bank               Israel
     Director                       Hapoalim B.M.
     63 Yehuda Halevi Street
     Tel Aviv 66883
     Israel

8.   Avi Harel                      Senior Assistant Managing Director of       Israel
     Director                       Bank Hapoalim B.M.
     63 Yehuda Halevi Street
     Tel Aviv 66883
     Israel

9.   Moshe Dovrat                   Economics Consulting                        Israel
     Independent Director
     71 Mendes Street
     Ramat Gan 52653
     Israel

10.  Jacob Hornick                  Professor, Tel Aviv University Leon         Israel
     Independent Director           Recanati Graduate School of Business
     Tel Aviv University
     Leon Recanati Graduate
     School of Business
     Ramat Aviv
     Tel Aviv 69978
     Israel

11.  Ron Feinstein                  Senior Partner in the Law Office of         Israel
     Director                       Feinstein and Feinstein
     14 Hatibonim Street
     Jerusalem 92386
     Israel

12.  Joseph Ben-Shalom              Vice President and Chief Financial          Israel
     Vice President and Chief       Officer of Koor
     Financial Officer

13.  Gil Leidner                    Vice President of Koor                      Israel
     Vice President

14.  Shlomo Heller                  General Counsel and Corporate               Israel
     General Counsel and            Secretary of Koor
     Corporate Secretary

15.  Gabriella Shalev               Professor at the Hebrew University          Israel
     Director
     3 David Yelin Street
     Tel Aviv 62964
     Israel

16.  Aron Zuker                     Vice President of Koor                      Israel
     Vice President
     34 Ben Gurion Street
     Ramat Hasharon 47321
     Israel















                                  ANNEX B

                                 ANNEX B-1

     Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Claridge Israel L.L.C. Unless otherwise indicated, each person identified below is employed by Claridge Israel L.L.C. The principal address of Claridge Israel L.L.C., and unless otherwise indicated below, the current business address for each individual listed below, is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022.


  Name, Position with Claridge            Present Principal Occupation
      and Business Address                       or Employment                    Citizenship
--------------------------------    ----------------------------------------    -------------------

1.   Charles R. Bronfman            Director, Co-Chairman and                   Canada
     Chairman and Manager           Chairman of the Executive Committee
     Seagram Building               of The Seagram Company Ltd.
     375 Park Avenue
     New York, NY  10152

2.   Gary J. Gartner                Resident counsel of                         Canada
     Manager                        Goodman  Phillips & Vineberg

3.   Jeffrey D. Scheine             Resident counsel of                         United States
     Manager                        Goodman  Phillips & Vineberg

4.   Samuel Minzberg                President and Chief Executive Officer       Canada
     President                      of Claridge Inc.
     1170 Peel Street, 8th Fl.
     Montreal
     Quebec H3B 4P2
     Canada

5.   Andrew J. Parsons              Senior Vice President of Claridge Inc.      Canada
     Vice President
     1170 Peel Street, 8th Fl.
     Montreal
     Quebec H3B 4P2
     Canada

6.   Richard P. Doyle               Senior Vice President of Claridge Inc.      Canada
     Vice President
     1170 Peel Street, 8th Fl.
     Montreal
     Quebec H3B 4P2
     Canada

7.   Michel Boucher                 Vice President of Claridge Inc.             Canada
     Vice President
     1170 Peel Street, 8th Fl.
     Montreal
     Quebec H3B 4P2
     Canada



                                 ANNEX B-2

     Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each trustee of The Charles R. Bronfman Trust. The principal address of The Charles R. Bronfman Trust, and unless otherwise indicated below, the current business address for each individual listed below, is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022.



                                          Present Principal Occupation
   Name and Business Address                     or Employment                    Citizenship
--------------------------------    ----------------------------------------    -------------------

1.   Gary J. Gartner                Resident counsel of                         Canada
                                    Goodman  Phillips & Vineberg
2.   Jeffrey D. Scheine             Resident counsel of                         United States
                                    Goodman  Phillips & Vineberg
3.   Steven H.  Levin               Resident counsel of                         United States
                                    Goodman  Phillips & Vineberg




                                 ANNEX B-3

     Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each trustee of The Charles Bronfman Trust. The principal address of The Charles Bronfman Trust, and unless otherwise indicated below, the current business address for each individual listed below, is c/o Goodman Phillips & Vineberg, 430 Park Avenue, New York, New York 10022.



                                          Present Principal Occupation
   Name and Business Address                     or Employment                      Citizenship
-------------------------------     ----------------------------------------    -------------------

1.   Gary J. Gartner                Resident counsel of                         Canada
                                    Goodman  Phillips & Vineberg
2.   Jeffrey D. Scheine             Resident counsel of                         United States
                                    Goodman  Phillips & Vineberg
3.   Steven H.  Levin               Resident counsel of                         United States
                                    Goodman  Phillips & Vineberg




                                  ANNEX C

  Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Anfield Ltd. Unless otherwise indicated, each person identified below is employed by Anfield Ltd. The principal address of Anfield Ltd., and unless otherwise indicated below, the current business address for each individual listed below, is c/o Herzog, Fox & Neeman, Asia House, 4 Weizmann Street, Tel Aviv 64239, Israel.


                                          Present Principal Occupation
   Name and Business Address                     or Employment                      Citizenship
--------------------------------    ----------------------------------------    -------------------

1.   Michael Fox                    Partner, Herzog, Fox                        Israel
                                    & Neeman (attorneys)

2.   Alan Sacks                     Partner, Herzog, Fox                        Israel
                                    & Neeman (attorneys)




                               EXHIBIT INDEX


Exhibit 1: Common Stock Purchase Agreement, dated May 17, 2000, by and between Electric Fuel Corporation and Koor Industries Limited.

Exhibit 2: Registration Rights Agreement, dated May 17, 2000, by and between Electric Fuel Corporation and Koor Industries Limited.